UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 14, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Material Fact

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor SA) (the “Company”) in compliance with current regulations, in order to inform the investing public the results of the mandatory tender offer addressed to all of the holders of Class B and C shares of the Company, launched by Empresa de Energía del Cono Sur S.A., according to the attached note.

Yours faithfully,

Silvana Coria

Market Relations Officer

RESULTS ANNOUNCEMENT

Only to be used within the Republic of Argentina

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

Announces Results of the Mandatory Tender Offer in respect of Class B and Class C Shares issued by Empresa Distribuidora y Comercializadora Norte S.A.

The Class B Shares are listed on the BYMA

This announcement is made public pursuant to Section 53, Chapter II, Title III of the CNV Rules (T.O. 2013) (the “CNV Rules”) in connection with the mandatory offer to purchase (the “Offer”) launched by Empresa de Energía del Cono Sur S.A. (the “Bidder”) and addressed to all of the holders of Class B and C shares of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), provided that such shares were not directly or indirectly owned by the Bidder or any directors thereof at the time of the Offer. The terms and conditions of the Offer are further described in the prospectus of the Offer dated November 12, 2021 (the ''Prospectus'').

The offer period expired on December 13, 2021, at 3:00 p.m.

During the course of the Offer, Global Valores S.A., in its capacity as Tender Offer Agent has not received any acceptance to the Offer by any holders of Class B (including American Depositary Shares) or Class C shares. In consequence, the Offer is declared to be vacant.

This mandatory Offer to purchase has been approved, in its formal respects, by the Board of Directors of the Argentine Securities and Exchange Commission (the “CNV”) in its meeting dated November 4, 2021. Such approval only means that informational requirements have been complied with. The CNV has not issued any judgment on the data contained in the Prospectus. The Bidder is responsible for the truthfulness of the information provided in the Prospectus.

Tender Offer Agent: Global Valores S.A

(Integral Liquidation and Compensation Agent – CNV Registered no. 37; BYMA Member no. 59, MAE Agent no. 659, ROFEX Agent no. 425)

Tender Offer Financial Advisor: Quantum Finanzas S.A.

City of Buenos Aires, December 13, 2021.

Ricardo Nicolas Mallo Huergo

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: December 14, 2021